Exhibit 99.2

PRESS RELEASE

Hydrogenics Announces Registered Direct Offering

Financing to Bolster Balance Sheet and Provide Growth Capital for 2010

Mississauga, Ontario — January 11, 2010 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that it will sell  common shares and warrants in a registered direct offering with two institutional investors, resulting in gross proceeds of US$5,000,000, before placement agent’s fees and other offering expenses.

Under the terms of the transaction, Hydrogenics will sell 12,500,000 common shares for US$0.40 per share.  Investors will also receive warrants for the purchase of one common share for each common share purchased; 5,983,886 of these warrants will be exercisable at any time on or after the date of issuance until January 14, 2015 at an exercise price of US$0.52 per common share.  The remaining 6,516,114 warrants will be exercisable for a period of five years beginning six months and one day after issuance, at an exercise price of US$0.52 per common share.  Each of the warrants contains “full-ratchet” anti-dilution protection as to the exercise price but not the number of shares issuable thereunder.

“As Hydrogenics prepares for what we anticipate will be an active 2010, we felt it prudent to bolster the company’s financial position as we implement our growth plans to capture a number of compelling market opportunities this year,” said Daryl Wilson, Hydrogenics President and CEO.  “We are grateful to the institutional investors for their support and interest in our business and in the expanding hydrogen economy unfolding around the globe.”

The closing of the offering will take place on January 14, 2010.

Chardan Capital Markets, LLC acted as the sole placement agent for this transaction.

The securities described above are being offered by Hydrogenics Corp. pursuant to a registration statement on Form F-3 previously filed and declared effective by the United States Securities and Exchange Commission. The offering may be made only by means of the prospectus supplement and the related prospectus relating to the offering, copies of which may be obtained, when available, from Chardan Capital Markets, LLC by mail at 17 State Street, Suite 1600, NY, NY 10004 or by telephone at (646) 465-9091.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities laws.  These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements.  Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:

Company Contact: Lawrence Davis, Chief Financial Officer (905) 361-3633 investors@hydrogenics.com	Investor Relations Contact: Chris Witty (646) 438-9385 cwitty@darrowir.com